UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D
(Rule 13d-101)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
TO § 240.13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO
§ 240.13d-2(a)

(Amendment No. 13)1

Rocky Mountain Chocolate Factory, Inc.
(Name of Issuer)

Common Stock, par value $0.001 per share
(Title of Class of Securities)

774678403
(CUSIP Number)

AB Value Management LLC
Attn: Andrew Berger
208 Lenox Ave., #409
Westfield, NJ 07090
(855) 228-2583
(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

May 27, 2022

(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box ☐.

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See § 240.13d-7 for other parties to whom copies are to be sent.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

[1]	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

CUSIP NO. 774678403

1	NAME OF REPORTING PERSON AB Value Partners, LP
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a): ☐ (b): ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS WC
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION NEW JERSEY

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 224,855
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 224,855

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 224,855
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 3.62%
14	TYPE OF REPORTING PERSON PN

1	NAME OF REPORTING PERSON AB Value Management LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a): ☐ (b): ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS WC
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION DELAWARE

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 460,189*
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 460,189*

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 460,189*
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 7.41%
14	TYPE OF REPORTING PERSON OO

*	Consists of the Shares owned directly by AB Value Partners and the Managed Account.

1	NAME OF REPORTING PERSON Andrew Berger
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a): ☐ (b): ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS PF, AF
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION USA

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 460,189*
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 460,189*

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 460,189
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 7.41%
14	TYPE OF REPORTING PERSON IN

*	Consists of the Shares owned directly by AB Value Partners and the Managed Account.

The following constitutes amendment number 13 to the Schedule 13D filed by the undersigned (“Amendment No. 13”). This Amendment No. 13 amends the Schedule 13D, as specifically set forth herein.

All of the information relating to the Other Nominees (as defined herein) described in the Schedule 13D was derived directly from information disclosed in Amendment Number 2 to the Schedule 13D (the “Radoff 13D”) filed by Bradley L. Radoff on behalf of the Other Nominees, including Mr. Radoff, on June 1, 2022 with the Securities and Exchange Commission (the “SEC”). The Reporting Persons only know or have reason to know such information disclosed in this Schedule 13D about each of the Other Nominees due to the information disclosed in the Radoff 13D. The Reporting Persons have no reason to believe that the information disclosed in the Radoff 13D is in any way inaccurate. The Reporting Persons make no representation or warranty with respect to the accuracy or completeness of such information. The filing of the Schedule 13D shall not create any implication under any circumstances that there has not been any event, or that there is no other information, including events or information yet to be disclosed by the Other Nominees, for which the Reporting Persons are unaware and have no reason to be aware that may affect the accuracy or completeness of such information.

Item 2.	Identity and Background.

Item 2 is hereby amended to add the following:

Each of the Reporting Persons is a party to that certain Joint Filing and Solicitation Agreement (as further described in Item 6) with Mary Bradley, Richard Degnan, Correne S. Loeffler, Suchit Majmudar and Bradley L. Radoff (collectively, the “Other Nominees” and together with Andrew T. Berger, the “Nominees”).

As a result of such Joint Filing and Solicitation Agreement, the Reporting Persons may be deemed to be part of a “group,” within the meaning of Section 13(d)(3) of the Exchange Act, comprised of the Reporting Persons and the Other Nominees.

The principal occupation of Mr. Radoff is serving as a private investor. The principal business address of Mr. Radoff is 2727 Kirby Drive, Unit 29L, Houston, Texas 77098. The principal occupation of Ms. Bradley is serving as Senior Vice President, Corporate Clubs of Planet Fitness, Inc., a fitness center operator and franchisor. The principal business address of Ms. Bradley is Planet Fitness, Inc., 4 Liberty Lane West, Hampton, New Hampshire 03842. The principal occupation of Mr. Degnan is serving as Senior Vice President of Brand Customer Experience at Frontgate Inc., a luxury home products retailer. The principal occupation of Ms. Loeffler is serving as an energy and finance advisor. The principal occupation of Mr. Majmudar is serving as the Founder and as an Investor and Advisor of 0807 LLC, a consulting and advisory services firm. The principal business address of each of Messrs. Degnan and Majmudar and Ms. Loeffler are personal residences which have been retained in the files of Olshan Frome Wolosky LLP, 1325 Avenue of the Americas, New York, New York 10019.

None of the Other Nominees has, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors). None of the Other Nominees has, during the last five years, been party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws. Each of the Other Nominees is a citizen of the United States of America.

Item 3.	Source and Amount of Funds or Other Consideration.

Item 3 is hereby amended to add the following:

The Shares purchased by Mr. Radoff were purchased with personal funds (which may, at any given time, include margin loans made by brokerage firms in the ordinary course of business). The aggregate purchase price of the 617,700 Shares directly owned by Mr. Radoff is approximately $4,677,329, including brokerage commissions.

Item 4.	Purpose of Transaction.

Item 4 is hereby amended to add the following:

On May 27, 2022, AB Value Partners delivered a letter to the Issuer nominating the Nominees for election to the Board at the 2022 annual meeting of stockholders (the “Annual Meeting”).

Item 5.	Interest in Securities of the Issuer.

Item 5 is hereby amended and restated as follows:

(a) Each Reporting Person’s beneficial ownership of the Common Stock as of the date of this Amendment No. 13 is reflected on that Reporting Person’s cover page. The Reporting Persons may be deemed to be the beneficial owners of an aggregate of 460,189 shares of Common Stock, representing approximately 7.41% of the issued and outstanding shares of Common Stock based upon 6,207,165 Shares outstanding as of May 16, 2022, which is the total number of Shares outstanding as reported in the Issuer’s annual report on Form 10-K filed with the SEC on May 27, 2022.

By virtue of their relationships with AB Value Partners discussed in further detail in Item 2, each of AB Value Management and Mr. Berger may be deemed to beneficially own the Shares owned by AB Value Partners. By virtue of their relationships with AB Value Management discussed in further detail in Item 2, each of AB Value Management and Mr. Berger may be deemed to beneficially own the Shares owned by the Managed Account. By virtue of his relationship with AB Value Management discussed in further detail in Item 2, Mr. Berger may be deemed to beneficially own the Shares owned by AB Value Management.

Bradley L. Radoff has represented to the Reporting Persons that he beneficially owns 617,700 Shares, which represents approximately 9.95% of the outstanding Shares. Together, Mr. Radoff and the Reporting Persons own an aggregate of 1,077,889 Shares, constituting approximately 17.4% of the outstanding Shares. Each Reporting Person disclaims beneficial ownership of the Shares that he or it does not directly own. Furthermore, the Reporting Persons expressly disclaim beneficial ownership of the 617,700 Shares beneficially owned by Mr. Radoff.

Mses. Bradley and Loeffler and Messrs. Degnan and Majmudar have represented to the Reporting Persons that they do not beneficially own any Shares, constituting 0% of the Shares outstanding.

(b) Each of AB Value Partners, AB Value Management and Mr. Berger share the power to vote and dispose of the Shares beneficially owned, respectively, by AB Value Partners and AB Value Management. Mr. Radoff has the sole power to vote or dispose of the 617,700 Shares beneficially owned by him.

(c) None of the Reporting Persons have entered into any transactions in the securities of the Issuer since the filing of Amendment No. 12 to Schedule 13D on May 16, 2022. None of the Other Nominees have entered into any transactions in the securities of the Issuer during the past 60 days.

(d) No person other than the Reporting Persons is known to have the right to receive, or the power to direct the receipt of dividends from, or proceeds from the sale of, the Shares.

(e) Not applicable.

The filing of this Schedule 13D shall not be deemed an admission that the Reporting Persons are, for purposes of Section 13(d) of the Securities Exchange Act of 1934, as amended, the beneficial owners of any securities of the Issuer that he or it does not directly own. Each of the Reporting Persons specifically disclaims beneficial ownership of the securities reported herein that he or it does not directly own.

Item 6.	Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

Item 6 is hereby amended to add the following:

On May 27, 2022, the Reporting Persons and the Other Nominees (collectively, the “Group”) entered into a Joint Filing and Solicitation Agreement, pursuant to which, among other things, each party agreed (a) to solicit proxies for the election of the Nominees at the Annual Meeting, (b) not to purchase or sell securities of the Issuer or otherwise increase or decrease its economic exposure to or beneficial ownership over the securities of the Issuer if it reasonably believes that, as a result of such action, the Group or any member thereof would be likely to be required to make any regulatory filing without using its reasonable efforts to give the other members of the Group at least twelve (12) hours prior written notice, (c) not to sell or dispose of any beneficial ownership over any securities of the Issuer prior to the Annual Meeting without the prior consent of AB Value and Mr. Radoff and (d) that AB Value and Mr. Radoff would jointly pay all expenses and costs incurred in connection with the Group’s activities on a percentage basis as follows (i) Mr. Radoff 80% of the expenses and (ii) AB Value 20% of the expenses (provided that AB Value’s expenses are capped at $175,000 unless approved in writing by AB Value); provided, however, that AB Value is solely responsible for paying directly all costs associated with its separate review with its counsel of any filing with the SEC, press release, or stockholder communication proposed to be made or issued by the Group or any member of the Group in connection with the Group’s activities. The foregoing description is qualified in its entirety by reference to the Joint Filing and Solicitation Agreement, which is attached hereto as Exhibit 99.1 and is incorporated herein by reference.

On June 1, 2022, the Reporting Persons terminated that certain Joint Filing and Solicitation Agreement, dated May 12, 2022. A copy of the Termination of Joint Filing and Solicitation Agreement is attached hereto as Exhibit 99.2 hereto and is incorporated herein by reference.

Item 7.	Material to be Filed as Exhibits.

Item 7 is hereby amended to add the following exhibits:

99.1	Joint Filing and Solicitation Agreement, dated May 27, 2022.

99.2	Termination of Joint Filing and Solicitation Agreement, dated June 1, 2022.

SIGNATURES

After reasonable inquiry and to the best of his or her knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated: June 1, 2022

AB Value Partners, LP

By:	AB Value Management LLC
General Partner

By:	/s/ Andrew Berger
	Name:	Andrew Berger
	Title:	Manager

AB Value Management LLC

By:	/s/ Andrew Berger
	Name:	Andrew Berger
	Title:	Manager

/s/ Andrew Berger
Name:	Andrew Berger